                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   -----------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENT FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (AMENDMENT NO. 3 )(1)
                                            ---

                                CERES GROUP, INC.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   156772 10 5
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                                 (CUSIP Number)

        Kathleen L. Mesel, 17800 Royalton Road, Strongsville, Ohio 44136
                                  440-572-2400
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 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                 January 2, 2001
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             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

         (1)The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 5 Pages

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                                  SCHEDULE 13D

CUSIP NO. 156772 10 5                                                                             PAGE 2 OF 5 PAGES
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
    1      NAMES OF REPORTING PERSONS
           I.R.S.  IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           PETER W. NAUERT

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    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                             (a)  [   ]
                                                                                                               ---
                                                                                                         (b)  [ X ]
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    3      SEC USE ONLY

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    4      SOURCE OF FUNDS*

           OO

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    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)            [___]

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    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           UNITED STATES

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              NUMBER OF                  7     SOLE VOTING POWER

               SHARES                           2,760,736 (1)
                                        ----------------------------------------------------------------------------
            BENEFICIALLY
                                        8     SHARED VOTING POWER
              OWNED BY
                                        ----------------------------------------------------------------------------
                EACH                    9     SOLE DISPOSITIVE POWER

          REPORTING PERSON                    2,760,736 (1)
                                        ----------------------------------------------------------------------------
                WITH                    10 SHARED DISPOSITIVE POWER

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   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,760,736 (1)

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   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                                                           [___]

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   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           14.8%

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   14      TYPE OF REPORTING PERSON*

           IN
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
(1) Includes warrants to purchase 541,326 shares of common stock at $5.41 per share (the "Equity Warrants"); warrants to purchase 500,000 shares of common stock at $6.00 per share (the "Guarantee Warrant"); and non-qualified options to purchase 350,000 shares of common stock at an average price of $7.79 per share. 1,204,744 shares of common stock, the Equity Warrants and the Guarantee Warrant are held by the Peter W. Nauert Revocable Trust of which Mr. Nauert is the trustee.

CUSIP No. 156772 10 5


         This Amendment No. 3 to Schedule 13D Statement is filed on behalf of Peter W. Nauert for the purpose of reporting the issuance to Mr. Nauert of shares of common stock, par value $0.001 per share (the "Shares"), of Ceres Group, Inc., a Delaware corporation ("Ceres").

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 3 is amended and supplemented as follows:

         Ceres issued the following Shares to Mr. Nauert pursuant to the stock award provision of his employment agreement, as amended: 26,722 Shares on May 1, 2000; 32,421 Shares on May 1, 2000; 33,988 Shares on July 1, 2000; 36,909 Shares
on October 2, 2000; and 34,626 Shares on January 2, 2001. Mr. Nauert's employment agreement, as amended, is more fully described in Amendment No. 2 to
Schedule 13D Statement filed with the SEC on December 10, 1999 ("Amendment No. 2").

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 is amended and supplemented as follows:

         (a) According to the most recently available filing with the SEC by Ceres and information provided by Ceres to Mr. Nauert, there are 17,322,679 Shares outstanding. If the Equity Warrants (as described more fully in Item 4 to Amendment No. 1 to Schedule 13D Statement filed with the SEC on March 12, 1999 ("Amendment No. 1") and Amendment No. 2), the Guarantee Warrant (as described more fully in Item 4 to the Original Schedule 13D Statement filed on April 30,
1998), and the 350,000 vested non-qualified stock options were fully exercised, there would be 18,714,005 Shares outstanding (the "Diluted Shares").

         Mr. Nauert beneficially owns 2,760,736 Shares, assuming full exercise of his Equity Warrants, his Guarantee Warrant and 350,000 vested non-qualified stock options, or approximately 14.8% of the Diluted Shares.

         Because of the Voting Agreement and Stockholders Agreement (as more fully described in Item 5 of Amendment No. 1), Mr. Nauert and the other parties to these agreements may be deemed to be a group within the meaning of Section 13(d)(3) of the Exchange Act. Based on information provided to Mr. Nauert by Ceres, if the parties to these agreements are deemed to be a group within the meaning of Section 13(d)(3) of the Exchange Act, Mr. Nauert may be deemed to beneficially own 18,647,588 Shares(1), or approximately 82.2% of the Shares that would be outstanding if each party had exercised their respective outstanding rights to purchase Shares (including options not presently exercisable). Mr. Nauert disclaims beneficial ownership of the Shares held by the other parties.

---------------

(1) Includes: (i) 541,326 Equity Warrants, 500,000 Guarantee Warrants, 1,369,410 Shares and non-qualified options to purchase 500,000 Shares beneficially owned by Mr. Nauert; and (ii) 3,116,417 Equity Warrants, 400,000 Guarantee Warrants, 11,905,435 Shares, and non-qualified options to purchase 315,000 Shares owned by the other parties.

                               Page 3 of 5 Pages

CUSIP No. 156772 10 5

         (b) Except as set forth in the Voting Agreement and the Stockholders Agreement, Mr. Nauert has sole power to vote, or to direct the voting of, and the sole power to dispose or to direct the disposition of, the Shares owned by him and the Peter W. Nauert Revocable Trust.

         (c) Since the filing of Amendment No. 2:

                  (i) Mr. Nauert was issued the following Shares by Ceres pursuant to the stock award provision of his employment agreement, as amended:

                                    26,722 Shares on May 1, 2000;
                                    32,421 Shares on May 1, 2000;
                                    33,988 Shares on July 1,2000;
                                    36,909 Shares on October 2, 2000; and
                                    34,626 Shares on January 2, 2001.

                  (ii) The Shares issuable upon the exercise of all of Ceres' Equity Warrants and the exercise price ($5.50 per share to $5.41 per share) of the Equity Warrants were adjusted pursuant to Section 6.1(d) of the Equity Warrants. These adjustments were made by Ceres in connection with the private placement offerings relating to its acquisition of the Pyramid Life Insurance Company in July 2000. The Shares issuable upon the exercise of Mr. Nauert's Equity Warrants increased from 532,781 to 541,326.

                  (iii) An additional 100,000 non-qualified stock options to purchase Shares vested on July 1, 2000 pursuant to Mr. Nauert's non-qualified stock options.

         (d)      Not Applicable.

         (e)      Not Applicable.


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CUSIP No. 156772 10 5


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 6, 2001


                                                BY: /s/ Peter W. Nauert
                                                        ------------------
                                                        Peter W. Nauert

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